PACIFIC PREMIER BANCORP, INC.
CLAWBACK POLICY	Page 1 of 3 Board Approved: November 13, 2023
The Board of Directors of Pacific Premier Bancorp, Inc. (the “Board”) believes that it is in the best interest of Pacific Premier Bancorp, Inc. (the “Company”) and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this Clawback Policy (as amended) (the “Policy”), which provides for the recoupment of certain executive compensation in the event of an Accounting Restatement. The Policy is intended to comply with and be interpreted in accordance with the requirements of Listing Rule 5608 (“Listing Rule 5608”) of The Nasdaq Stock Market LLC (“Nasdaq”). The provisions of Listing Rule 5608 shall prevail in the event of any conflict between the text of this Policy and such listing rule.

Administration.

This Policy shall be administered by the Board or, as designated herein, the Compensation Committee of the Board (the “Compensation Committee”), in which case references to the Board shall be deemed to be references to the Compensation Committee. Any determination made by the Board shall be final and binding on all affected individuals.

Covered Executives.

This Policy applies to the Company’s Covered Executives. The term “Covered Executive” means the Company’s Chief Executive Officer, President, Chief Financial Officer, or principal accounting officer (or, if there is no such accounting officer, the Controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer or person who performs a significant policy-making function for the Company, whether such person is employed by the Company or a subsidiary thereof. For the sake of clarity, “Covered Executive” includes at a minimum executive officers identified by the Board pursuant to 17 CFR 229.401(b).

Recoupment of Incentive Compensation.

This Policy applies in the event the Company is required to prepare an Accounting Restatement. The term “Accounting Restatement” means any accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (i) is material to the previously issued financial statements (commonly referred to as a “Big R” restatement), or (ii) is not material to previously issued financial statements, but would result in a material misstatement if the error were left uncorrected in the current period or the error correction were recognized in the current period (commonly referred to as a “little r” restatement).

For purposes of this Policy, the date of an Accounting Restatement will be deemed to be the earlier of (i) the date the Board, a committee of the Board, or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a restatement, and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a restatement.

If any Incentive Compensation (as defined below) is received by a Covered Executive that was in excess of the Incentive Compensation that would have been paid to the Covered Executive based on the information in an Accounting Restatement, the Board shall seek repayment of such Incentive Compensation, as described in this Policy. The Board shall determine whether any Incentive Compensation received by a Covered Executive during the Look-Back Period was in excess of the Incentive Compensation that should have been received by the Covered Executive based on the information in the Accounting Restatement. If the Board so determines, then a committee consisting of non-management members of the Board established by the Board in its discretion in light of the circumstances, which may be the Audit or Compensation Committees of the Board (any such committee, the “Independent Director Committee”), shall review such Incentive Compensation.

PACIFIC PREMIER BANCORP, INC.
CLAWBACK POLICY	Page 2 of 3 Board Approved: November 13, 2023
If the Independent Director Committee determines that the amount of any such Incentive Compensation received by a Covered Executive (the “Awarded Compensation”) would have been a lower amount had it been determined based on the information in the Accounting Restatement (the “Actual Compensation”), then the Independent Director Committee shall in a timely manner seek to recover for the benefit of the Company the difference between the Awarded Compensation and the Actual Compensation (such difference, the “Excess Compensation”). The Excess Compensation shall be calculated without considering the amount of any taxes paid.

For purposes of this Policy, Incentive Compensation is deemed “received” in the fiscal period that the Financial Reporting Measure specified in the applicable Incentive Compensation award or arrangement is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

In the event the Incentive Compensation is based on a measurement that is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the Independent Director Committee shall calculate the Excess Compensation based on a reasonable estimate of the effect of the Accounting Restatement, which shall be set forth in writing. For example, in the case of Incentive Compensation based on stock price or total shareholder return, the Excess Compensation shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return.

The Board will determine, in its sole discretion, the method for recouping Excess Compensation hereunder, which may include, without limitation: (a) requiring reimbursement of Incentive Compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards; and/or (e) taking any other remedial and recovery action permitted by law, as determined by the Board.

Prior to seeking a recovery pursuant to this Policy, the Independent Director Committee shall make a written demand for repayment from the Covered Executive and, if the Covered Executive does not within a reasonable period tender repayment in full, or agree to a repayment plan acceptable to the Independent Director Committee, in response to such demand, and the Independent Director Committee determines that the Covered Executive is unlikely to do so, the Independent Director Committee may seek a court order against the Covered Executive for such repayment or take any other remedial and recovery action permitted by law, as determined by the Independent Director Committee, including (A) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; and/or (B) deducting the amount to be recouped from any compensation otherwise owed by the Company to the Executive Officer.

Exceptions to Applicability.

In the event of an Accounting Restatement, the Company shall in a timely manner recover the Excess Compensation noted above unless the Independent Director Committee makes a determination that recovery would be impracticable, and at least one of the following applies: (i) the direct expense paid to a third party to assist in enforcing recovery would exceed the Excess Compensation, and a reasonable attempt to recover the Excess Compensation has already been made and documented; (ii) recovery of the Excess Compensation would violate home country law (provided such law was adopted prior to November 28, 2022 and that an opinion of counsel in such country is obtained stating that recoupment would result in such violation); or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

PACIFIC PREMIER BANCORP, INC.
CLAWBACK POLICY	Page 3 of 3 Board Approved: November 13, 2023
Definitions.

For the purposes of this Policy:

a.the term “Financial Reporting Measure” means any reporting measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are considered to be Financial Reporting Measures for purposes of this Policy. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

b.the term “Incentive Compensation” means all bonuses, other incentive compensation and equity compensation awarded to a Covered Executive, the amount, payment and/or vesting of which was calculated based wholly or in part on a Financial Reporting Measure recorded during any part of the period covered by this Policy.

c.the term “Look-Back Period” means the three completed fiscal years immediately preceding the date of an Accounting Restatement and any transition period as set forth in Listing Rule 5608.

No Indemnification of Covered Executives

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

Committee Indemnification

Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

Amendment; Termination

The Board or the Committee may amend this Policy in its discretion and shall amend this Policy as it deems necessary to comply with the regulations adopted by the SEC under Rule 10D-1 and the rules of any national securities exchange or national securities association on which the Company’s securities are listed. The Board or the Committee may terminate this Policy at any time. Notwithstanding anything herein to the contrary, no amendment or termination of this Policy shall be effective if that amendment or termination would cause the Company to violate any federal securities laws, SEC rules or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.

This Policy shall apply to Incentive Compensation received during any fiscal period ending on or after on or after October 2, 2023.